

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 29, 2022

Mohammed Ansari
Chief Executive Officer
Berenson Acquisition Corp. I
667 Madison Avenue, 18th Floor
New York, NY 10065

> **Re: Berenson Acquisition Corp. I**
> **Form 10-K for the fiscal year ended December 31, 2021**
> **Filed March 31, 2022**
> **Form 10-Q for the quarterly period ended June 30, 2022**
> **Filed August 3, 2022**
> **File No. 001-40843**

Dear Mr. Ansari:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2021

General

1. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, please revise your disclosure in future filings to include disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the

transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless. Please include an example of your intended disclosure in your response.

Form 10-Q for interim period ended June 30, 2022

Part I - Financial Information
Item 1. Condensed Financial Statements
Notes to the Unaudited Condensed Financial Statements
Note 1 - Description of Organization and Business Operations
Liquidity and Capital Resources, page 6

2.   We note you have until March 30, 2023 to complete your initial business combination and if you do not you will cease all operations except for the purpose of winding up. Please tell us how you considered whether this or any other conditions and events may raise substantial doubt about your ability to continue as a going concern; refer to ASC 205-40-50.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jeffrey Lewis, Staff Accountant, at (202) 551-6216 or Mark Rakip, Staff Accountant, at (202) 551-3573 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction